

Mail Stop 3720

May 20, 2016

Joseph W. Beyers
Chief Executive Officer
Inventergy Global, Inc.
900 E. Hamilton Avenue #180
Campbell, CA 95008

      Re: **Inventergy Global, Inc.**
              Registration Statement on Form S-1
              Filed May 6, 2016
              File No. 333-211211

Dear Mr. Beyers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   We note that you are offering common stock and warrants. We further note that the warrants are being issued separately from the shares of common stock; however, your table suggests that common stock and warrants will be offered as units. If the common stock and warrants will only be offered together, then the units must be registered. This is true even if the underlying common stock and warrants are immediately separable following this offering. Revise the registration statement fee table and prospectus cover page to identify the units as securities in this offering, identifying the components of the units. The pricing table on the prospectus cover page should reflect the common stock and warrants priced as a unit with a footnote indicating the values assigned to each of the

securities. Revise your entire disclosure to reflect that you are selling units. Alternatively, please explain why units do not need to be registered in this offering.

2. We note that you have not arranged to place investor funds in an escrow, trust or similar account. Please add disclosure to make it clear to investors that any investor funds may be used by the company prior to the closing of the offering.

3. Please include all of the information that may not be excluded pursuant to Rule 430A. In this regard please disclose the number of shares to be offered throughout the prospectus. Using your most recent market price as an estimate for your offering price, please also provide omitted disclosure related to net proceeds, use of proceeds, capitalization, and dilution throughout the prospectus. Alternatively, you may provide a price range on the cover page and use a midpoint price as an estimate for your additional price-related disclosure, or disclose the formula that will be used to determine the offering price. Please refer to Securities Act Rules C&DI Question 227.02 for guidance.

4. Please disclose the date you entered into the placement agency agreement here and throughout your disclosure.

The Offering, page 2

5. We note your disclosure that 1,596,235 shares of common stock are issuable upon exercise of warrants outstanding. Please disclose the number of warrants outstanding, the exercise price of the warrants, the specific expiration date(s) of the warrants and provisions for changes to or adjustments in the exercise price.

6. Please revise your disclosure throughout to discuss the uncertainty of raising the full offering amount and disclose your anticipated use of proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold. Please make it clear that there is no minimum offering required as a condition to closing this offering. Also, please consider including that you will be required to pay $2,200,000 to a seller of patents by July 2016.

Principal Stockholders, page 45

7. Please disclose the number of shares to be outstanding after the offering.

Financial Statements, page F-1

8. Please update your financial statements through the quarter ended March 31, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Joshua Englard, Esq.
        Ellenoff Grossman & Schole LLP